December 20, 2018

Via E-mail
Caren Mason
President and Chief Executive Officer
STAAR Surgical Company
1911 Walker Avenue
Monrovia, California 91016

       Re:    STAAR Surgical Company
              Form 10-K for the Fiscal Year Ended December 29, 2017 Filed February 28, 2018
              File No. 1-11634

Dear Ms. Mason:

       We refer you to our comment letter dated November 28, 2018, regarding business contacts with Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                         Sincerely,

                                                         /s/ Cecilia Blye

                                                         Cecilia Blye, Chief
                                                         Office of Global
Security Risk

cc:    Amanda Ravitz
       Assistant Director
       Division of Corporation Finance